Mail Stop 4720

April 9, 2010

Sunil Bhonsle
President
Titan Pharmaceuticals, Inc.
400 Oyster Point Blvd., Suite 505
South San Francisco, CA 94080

Re: **Titan Pharmaceuticals, Inc.**
              Registration Statement on Form 10-12G/A
              Filed March 31, 2010
              File No. 000-27436

Dear Mr. Bhonsle:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Products, page 3

1.   Please expand your revised disclosure here further to also quantify the difference in results between the Probuphine arms and the placebo arms in both the primary measures of effectiveness and the secondary measure of effectiveness.

Employment Agreements, page 29

2.   We note your response to our prior comment 4 and the revised disclosure to the effect that the Compensation Committee will review appropriate base salaries for Dr. Rubin and Mr. Bhonsle during the next several months. However, you should also disclose what will happen to the base salaries for these two executives under the terms of the current

employment agreements immediately following the Trigger Date, regardless of any new agreements that may be entered into or amendments to the Trigger Date that may be made.

*   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

　　　　You may contact Dana Hartz at (202) 551-3648 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at (202) 551-3674 or Daniel Greenspan at (202) 551-3623 with any other questions.

　　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　　Jeffrey P. Riedler
　　　　　　　　　　　　　　　　　　　　　　Assistant Director

cc:　　　Michael Kistler
　　　　　Loeb & Loeb LLP
　　　　　345 Park Avenue
　　　　　New York, New York 10154
　　　　　Tel: 212.407.4826
　　　　　Fax: 212.656.1526